EXHIBIT 99.29

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 8-2003	May 13, 2003

GAMMON SUMMARIZES HIGHLIGHTS OF HIGH-GRADE DRILL RESULTS ON 100%-OWNED OCAMPO PROJECT AREA

Gammon Lake Resources Inc. (GAM:TSX; U.S. OTC: GMLRF) is pleased to release an update of its ongoing drill program from its 100%-owned Ocampo project area. Drilling continues on a 25,000-meter program with 4 drill rigs running seven days a week, 24 hours per day. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined where high-grade ore has been discovered.

With the discovery of four new high-grade zones at Aventurero, San Juan, Rosario and Las Animas, the Company believes that not only are these zones important to increasing resource ounces, but they will also have a major impact on the future mine development. For this reason Gammon Lake is in the process of updating its resource on the northeastern portion of the Ocampo project of which the Company owns 100%. Four new high-grade zones have been discovered thus far, all in close proximity to the new development ramp under construction on the project, production from those zones could be realized when a feasibility report is presented later this year. The Company plans to bulk sample and block out ore with the 2.5-kilometres of drifts and ramps that is underway on the project. Below is a table setting out some of the most significant drill results:

Drilling Highlights - Northeast Project

Hole	Metres	Gold (g/t)	Silver (g/t)	eAU (g/t)

ODH 184	8	18.96	408	25.2

Includes	3	40.3	846	53.3

UGD 4	1	12.9	806	25.3

UGD 5	4	8.3	210	11.5

UGD 7	5	6.29	373	12.0

UGD 9	6	7.8	684	18.3

UGD 10	3	8.9	357	14.4

UGD 11	1	24.1	3,020	70.6

BR 8	1	4.3	224	7.7

BR 55	2	4.9	87	6.2

And	1	10.9	156	13.3

BR 43	1	9.5	521	17.5

BR 50	1	14.5	231	18.0

ODH 153	2	1.2	1,745	28.0

ODH 157	6	4.5	209	7.7

ODH 206	5	10.1	92	11.5

ODH 215	5	8.4	675	18.8

ODH 221	3	7.5	429	14.1

ODH 224	3	8.9	444	15.7

'Continued on Page 2'

Drilling Highlights - Northeast Project Continued

Hole	Metres	Gold (g/t)	Silver (g/t)	eAU (g/t)

ODH 226	3	6.4	226	9.9

OGDH-1	3	9.2	293	13.7

And	3	15.7	152	18.0

And	1.5	4.9	396	11.0

OGDH-2	6	6.2	889	19.9

Includes	3	8.8	1,585	33.2

OGDH-3	3	10	171	12.6

OGDH-7	1.5	9.7	129	11.7

And	4.5	3.3	77	4.5

OGDH-11	4.5	4	214	7.3

OGDH-13	3	8.5	123	10.4

And	4.5	19.9	580	28.8

Includes	1.5	32.3	800	44.6

OGDH-17	1.5	8.81	64	9.8

And	1.5	8.2	139	10.3

And	1.5	10.4	55	11.2

OGDH-22	1.5	9.7	19	10.0

OGDH-23	1.5	9.9	534	18.1

OGDH-24	1.5	2.9	268	7.0

OGDH-27	1.5	8.0	10	8.1

OGDH-29	1.5	10.4	36	10.9

OGDH-35	4.5	12.4	912	26.4

ODGH-36	3	5.1	155	7.5

OGDH-39	4.5	5	769	16.8

Includes	3	7.3	1,040	23.3

OGDH-44	1.5	36.4	225	39.9

OGDH-48	6	33.4	975	48.4

Includes	3	61.5	1,635	86.6

And	1.5	14.1	848	27.1

And	3	8.4	149	10.7

OGDH-53	1.5	8	911	22.0

OGDH-55	12	4.6	463	11.8

Includes	3	7.3	1,129	24.6

And	6	6.3	223	9.7

Includes	1.5	11.7	427	18.2

OGDH-58	4.5	2.3	365	7.9

OGDH-60	3	23.2	917	37.3

OGDH-63	7.5	3.8	305	8.5

And	40.5	3.7	339	8.9

Includes	3	23.3	2,426	60.6

Drill results for all of the holes reported by the Company are set out in previously issued press releases. Gold equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61.
The true widths will be calculated in the resource blocks in a resource study due out in the near future.

‘Continued on Page 3'

Expanding Underground Exploration of Gammon’s 100%-Owned Ground While Continuing Intensive Drill Program From Surface.

The new underground development and exploration program is illustrated in a 3-D diagram below, which shows positioning of proposed ramps and tunnels in relation to intersecting high-grade zones discovered by drilling from surface.

The Company also believes that the underground exploration program will facilitate the discovery of hidden high-grade structures with little or no surface expression.

In addition to better defining a large high-grade underground resource, Gammon Lake will be in a position to start extraction of the ore after infill drilling has been completed from underground drill stations. The access ramps are currently under construction and will measure 4-metres wide by 4.5-metres high to facilitate the mining and extraction of ore from a future large-scale underground operation. As an added benefit, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project.

Greatly expanded drilling and exploration program for 2003.

With the addition of the large underground program the Company expects to expand 2003 drill programs considerably beyond the current stated target of 25,000-metres of drilling. Specifics on expansion of the 2003 program will be announced in subsequent news releases. In April 2002, Pincock, Allen and Holt stated an exploration potential for the Ocampo district of an additional 1,950,000 ounces of gold and 106,000,000 ounces of silver. The calculation of this potential, involved an assumption that 10% of the known structures on the property could be ore.

‘Continued on Page 4'

Drilling to date on the wholly owned Ocampo project has yielded a success rate of 71% of drill intercepts meeting grade cut-off. The Company is therefore targeting a potential for the wholly owned Ocampo project of 5,000,000 equivalent gold/silver ounces. This excludes the significant gold/silver resource now in the final feasibility phase at the separate Bolnisi Gold NL Earn-In Area.

All of Gammon Lake’s analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Clancy Wendt, P.Geo., of Pincock, Allen and Holt is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.